FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	…………………………………………………… ,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date….	May 12, 2017	By……/s/…… Eiji Shimizu ………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2017

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the First quarter ended

March 31, 2017

CANON  INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2017	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	9

IV	Financial Statements

	(1)	Consolidated Financial Statements	10

	(2)	Other Information	39

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I . Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)

	Three months ended March 31, 2017	Three months ended March 31, 2016	Year ended December 31, 2016

Net sales	972,761	797,230	3,401,487

Income before income taxes	78,010	45,761	244,651

Net income attributable to Canon Inc.	55,089	27,991	150,650

Comprehensive income (loss)	17,351	(62,765)	(18,002)

Canon Inc. shareholders’ equity	2,717,384	2,822,828	2,783,129

Total equity	2,927,366	3,032,674	2,994,622

Total assets	5,113,899	4,839,157	5,138,529

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	50.44	25.63	137.95

Diluted (yen)	50.44	25.63	137.95

Canon Inc. shareholders’ equity to total assets (%)	53.1	58.3	54.2

Cash flows from operating activities	167,421	114,622	500,283

Cash flows from investing activities	(50,096)	(720,229)	(837,125)

Cash flows from financing activities	(83,446)	570,718	355,692

Cash and cash equivalents at end of period	654,654	580,954	630,193

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

The Canon Group (consisting of the Company, 369 consolidated subsidiaries, and 8 affiliates accounted for using the equity method, as of March 31, 2017, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, and industrial equipment. No material change in Canon’s business has occurred during the three months ended March 31, 2017.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2017.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2017

No material contracts were entered into during the three months ended March 31, 2017 except for the refinancing contracts made on January 31, 2017, which are disclosed in Note 7.

(3)	Operating Results

Looking back at the global economy in the first quarter of 2017, the U.S. economy continued to grow steadily as consumer spending and employment conditions improved. In Europe, the economy continued to recover moderately, centered on Germany and the U.K. The Chinese economy rallied due to public investments and the economies of such emerging countries as Russia and Brazil showed signs of recovery along with the rising price of natural resources. In Japan, although growth in personal income was weak, corporate earnings and employment conditions continued to improve. As a result, the global economy overall continued to realize moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as the previous year, while demand for laser printers exceeded the level of the previous year due to the recovery of emerging countries where the market had been sluggish. As for cameras, although demand for interchangeable-lens digital cameras realized temporary moderate growth, owing to shortages resulting from the Kumamoto earthquake being resolved, sales volumes of digital compact cameras continued to decline. Additionally, demand for consumer inkjet printers continued to decline, mainly in developed countries. Within the Industry and Others sector, however, demand for lithography equipment used in the production of flat panel displays (FPDs) and manufacturing equipment for organic LED (OLED) displays enjoyed strong growth, thanks to active capital investment by panel manufacturers. Additionally, there was solid demand for medical equipment, mainly in developed countries.

The average value of the yen during the quarter was ¥113.53 against the U.S. dollar, a year-on-year appreciation of approximately ¥1, and ¥121.03 against the euro, a year-on-year appreciation of approximately ¥6.

During the first quarter, office MFDs enjoyed solid demand, mainly for color models. Total sales volume of laser printers increased compared with the same period of the previous year amid recovering demand in emerging countries, supported by the solid sales of new models. Total sales volume of interchangeable-lens digital cameras increased compared with the same period of the previous year, thanks to the strong demand for new models launched in the previous year and compact-system camera models. As for digital compact cameras, unit sales decreased compared with the same period of the previous year. Looking at inkjet printers, despite the shrinking market, sales volume remained at approximately the same level as the previous year, thanks to such factors as expanded sales of models equipped with large-capacity ink tanks for emerging countries and new models launched in the previous year. Also, sales of FPD lithography equipment and manufacturing equipment for OLED displays exceeded those for the previous year, thanks to the increasing demand of panels for OLED displays. Under these conditions, along with the impact of acquiring Toshiba Medical Systems Corporation (“TMSC”), first-quarter net sales increased by 22.0% year on year to ¥972.8 billion. Although the gross profit ratio dropped by 2.7 points to 48.1% due to the effect of the product mix and the appreciation of the yen, the gross profit increased by 15.7% year on year to ¥468.3 billion thanks to factors such as the increase of sales and continuous cost down efforts.

(3)	Operating Results (continued)

Operating expenses increased by 7.7% year on year to ¥392.7 billion mainly due to the impact of acquiring TMSC. As a result, first-quarter operating profit increased by 88.8% to ¥75.7 billion. Other income (deductions) decreased by ¥3.3 billion due to foreign currency exchange losses while income before income taxes increased by 70.5% year on year to ¥78.0 billion and net income attributable to Canon Inc. increased by 96.8% to ¥55.1 billion.

Basic net income attributable to Canon Inc. shareholders per share for the quarter was ¥50.44, a year-on-year increase of ¥24.81.

Looking at Canon’s first-quarter performance by business unit, beginning with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by steady sales of A3 (12”x18”) imageRUNNER ADVANCE C5500-series models, which were launched in the previous year, and small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models. Among high-speed continuous-feed printers, sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, increased year on year. As for laser printers, sales increased steadily for new models introduced to expand the product lineup, while sales of consumables started to recover, having bottomed out in the second half of the previous year. Consequently, the sales of both printers and consumables increased year on year. These factors resulted in total sales for the business unit of ¥457.7 billion, a year on year increase of 0.7%, while operating profit totaled ¥55.4 billion, a year-on-year increase of 24.0%.

Within the Imaging System Business Unit, sales volume of interchangeable-lens digital cameras increased compared with the previous year owing to healthy demand for the EOS 5D Mark IV, which was launched in the previous year, as well as an increase in sales of compact-system cameras in Asia and Europe. As for digital compact cameras, while sales volume declined, sales of such high-value-added models as the high-image-quality PowerShot G-series enjoyed solid demand. As for inkjet printers, although market conditions have remained sluggish, especially for consumer models, newly designed home-use models launched in the previous year and models equipped with large-capacity ink tanks that target emerging countries enjoyed strong demand. Consequently, unit sales for the inkjet printers remained at approximately the same level as the corresponding period of the previous year. Additionally, for wide format inkjet printers, new imagePROGRAF PRO-series models, which target the professional photo and graphic art market, saw an increase in unit sales. As a result, sales for the business unit increased by 3.1% to ¥242.1 billion year on year, while operating profit totaled ¥29.2 billion, a year-on-year increase of 49.0%.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment decreased from the same period of the previous year amid the postponement of capital investment by customers. On the other hand, FPD lithography equipment and manufacturing equipment for OLED panel devices, which are sold by Canon Tokki, increased in response to growing demand for high-definition OLED displays used in mobile devices. As for network cameras, sales of network camera increased compared with the previous year thanks to efforts to strengthen the product lineup. Consequently, sales for the business unit, including the newly consolidated TMSC, increased by 126.0% year on year to ¥294.2 billion, while operating profit grew by ¥19.2 billion from the previous year to ¥18.6 billion.

(3)	Operating Results (continued)

Cash Flows

During the first quarter of 2017, cash flow from operating activities totaled ¥167.4 billion, an increase of ¥52.8 billion compared with the previous year, owing to improvements in profitability and working capital. Cash flow from investing activities decreased by ¥670.1 billion year on year to ¥50.1 billion due to the payment made in the previous year for the right to acquire all of the shares of TMSC. Accordingly, free cash flow totaled ¥117.3 billion, an increase of ¥722.9 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥83.4 billion, mainly owing to the dividend payout.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥24.5 billion to ¥654.7 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Three months ended March 31, 2017

Net cash provided by operating activities	167.4

Net cash used in investing activities	(50.1)

Free cash flow	117.3

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the three months ended March 31, 2017.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended March 31, 2017 totaled ¥81.3 billion.

Property, Plant and Equipment

(1)     Major Property, Plant and Equipment

(3)	Operating Results (continued)

There were no significant changes to the status of existing major property, plant and equipment during the first three months of 2017.

(2)     Prospect of Capital Investment in the First Three months of Fiscal 2017

There were no significant new constructions of property, plant and equipment, which were in progress as of December 31, 2016 and were completed during the three months ended March 31, 2017.

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the three months ended March 31, 2017. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the three months ended March 31, 2017.

III . Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2017

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2017
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (Millions of yen)	-	174,762
Additional Paid-in Capital (Millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of December 31, 2016.

	As of December 31, 2016

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 241,695,300	-

Shares with full voting rights (Others)	1,090,567,900	10,905,679

Fractional unit shares (Note)	1,500,264	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,905,679

Note:

In “Fractional unit shares” under “Number of shares,” 10 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	241,695,300	18.12%

Total	241,695,300	18.12%

(2)	Directors and Executive Officers

There were no changes in members of directors and auditors, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2016 and the end of this quarter.

There were no changes in members of executive officers and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2016 and the end of this quarter.

IV . Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	December 31, 2016

Assets
Current assets:
Cash and cash equivalents (Note 16)	654,654	630,193
Short-term investments (Note 2)	5,041	3,206
Trade receivables, net (Note 3)	578,620	641,458
Inventories (Note 4)	569,103	560,736
Prepaid expenses and other current assets (Notes 12 and 16)	279,614	264,155

Total current assets	2,087,032	2,099,748

Noncurrent receivables (Note 13)	29,697	29,297
Investments (Note 2)	72,859	73,680
Property, plant and equipment, net (Note 5)	1,173,112	1,194,976
Intangible assets, net	435,772	446,268
Goodwill	930,882	936,424
Other assets (Note 16)	384,545	358,136

Total assets	5,113,899	5,138,529

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2017	December 31, 2016

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 7)	37,223	1,850
Trade payables (Note 8)	394,766	372,269
Accrued income taxes	36,030	30,514
Accrued expenses (Note 13)	294,507	304,901
Other current liabilities (Note 12)	266,031	273,835

Total current liabilities	1,028,557	983,369

Long-term debt, excluding current installments (Note 7)	616,050	611,289
Accrued pension and severance cost	406,254	407,200
Other noncurrent liabilities	135,672	142,049

Total liabilities	2,186,533	2,143,907

Commitments and contingent liabilities (Note 13)

Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,383	401,385
Legal reserve	66,775	66,558
Retained earnings	3,323,695	3,350,728
Accumulated other comprehensive income (loss) (Note 10)	(238,804)	(199,881)
Treasury stock, at cost	(1,010,427)	(1,010,423)
(Number of shares)	(241,696,710)	(241,695,310)

Total Canon Inc. shareholders’ equity	2,717,384	2,783,129
Noncontrolling interests (Note 9)	209,982	211,493

Total equity (Note 9)	2,927,366	2,994,622

Total liabilities and equity	5,113,899	5,138,529

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2017	Three months ended March 31, 2016

Net sales	972,761	797,230

Cost of sales	504,417	392,484

Gross profit	468,344	404,746

Operating expenses:
Selling, general and administrative expenses (Note 16)	311,418	285,789
Research and development expenses	81,261	78,870

	392,679	364,659

Operating profit	75,665	40,087

Other income (deductions):
Interest and dividend income	1,279	1,107
Interest expense	(248)	(180)
Other, net (Notes 10, 12 and 16)	1,314	4,747

	2,345	5,674

Income before income taxes	78,010	45,761

Income taxes	20,309	16,545

Consolidated net income	57,701	29,216

Less: Net income attributable to noncontrolling interests	2,612	1,225

Net income attributable to Canon Inc.	55,089	27,991

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 11):
Basic	50.44	25.63
Diluted	50.44	25.63
Consolidated Statements of Comprehensive Income
	Millions of yen
	Three months ended March 31, 2017	Three months ended March 31, 2016

Consolidated net income	57,701	29,216
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	(44,094)	(91,463)
Net unrealized gains and losses on securities	340	(4,842)
Net gains and losses on derivative instruments	2,873	1,512
Pension liability adjustments	531	2,812

	(40,350)	(91,981)

Comprehensive income (loss) (Note 9)	17,351	(62,765)
Less: Comprehensive income (loss) attributable to noncontrolling interests	1,185	(812)

Comprehensive income (loss) attributable to Canon Inc.	16,166	(61,953)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended March 31, 2017	Three months ended March 31, 2016
Cash flows from operating activities:
Consolidated net income	57,701	29,216
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	62,139	60,210
Loss on disposal of fixed assets	1,075	2,522
Deferred income taxes	(5,205)	(1,340)
Decrease in trade receivables	53,739	71,427
Increase in inventories	(19,618)	(38,385)
Increase in trade payables	22,968	11,461
Increase (decrease) in accrued income taxes	5,669	(24,484)
Decrease in accrued expenses	(5,599)	(5,375)
Increase in accrued (prepaid) pension and severance cost	1,155	2,045
Other, net	(6,603)	7,325

Net cash provided by operating activities	167,421	114,622

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(43,624)	(52,214)
Proceeds from sale of fixed assets (Note 5)	150	138
Proceeds from sale and maturity of available-for-sale securities	556	407
Increase in time deposits, net	(1,957)	(1,061)
Acquisitions of businesses, net of cash acquired	(5,135)	(2,870)
Purchases of other investments	(87)	(665,561)
Other, net	1	932

Net cash used in investing activities	(50,096)	(720,229)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,061	120
Repayments of long-term debt	(312)	(273)
Increase in short-term loans, net	540	660,000
Purchases of noncontrolling interests	-	(4,750)
Dividends paid	(81,905)	(81,905)
Repurchases and reissuance of treasury stock	(4)	(3)
Other, net	(2,826)	(2,471)

Net cash provided by (used in) financing activities	(83,446)	570,718

Effect of exchange rate changes on cash and cash equivalents	(9,418)	(17,770)

Net change in cash and cash equivalents	24,461	(52,659)

Cash and cash equivalents at beginning of period	630,193	633,613

Cash and cash equivalents at end of period	654,654	580,954

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	553	52
Income taxes	23,436	31,718

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of March 31, 2017 and December 31, 2016 are summarized as follows:

	March 31, 2017	December 31, 2016
Consolidated subsidiaries	369	367
Affiliated companies	8	9

Total	377	376

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was originally planned to be effective for annual reporting periods beginning after December 15, 2016, however, in August 2015, the FASB issued an accounting standard update for a one-year deferral of the effective date. Early adoption as of the original effective date is permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. In March 2016, the FASB issued an accounting standard update which clarifies the implementation guidance for principal versus agent considerations. In April 2016, the FASB issued an accounting standard update which clarifies guidance related to identifying performance obligations and licensing implementation guidance. In May 2016, the FASB issued an accounting standard update which amends guidance in the new standard on transition, collectibility, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB issued an accounting standard update which amends guidance in the new standard on disclosure of performance obligations, provisions for losses on certain types of contracts, scoping, and other areas. These standard updates have the same effective date as the original standard. Canon currently plans to apply the modified retrospective method of adoption from the quarter beginning January 1, 2018. While Canon currently does not expect the adoption of this standard to have a material impact on the timing of revenue recognition, the adoption of this standard is expected to result in change in allocation of revenue between goods and services in Office Business Unit and Industry and Others Business Unit on its consolidated statements of income. From consolidated balance sheets perspective, the reclassification between receivable and refund liability for variable consideration in Office Business Unit and Imaging System Business Unit may results in the increase of total assets and total liabilities. However, evaluation is still ongoing and it could result in additional impacts on its consolidated results of operations and financial condition.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments be measured at fair value with changes in the fair value recognized in net income. This guidance is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted for certain provisions. Canon currently plans to adopt this guidance from the quarter beginning January 1, 2018, and is evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

In February 2016, the FASB issued an amendment which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current guidance. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. This guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

In October 2016, the FASB issued an amendment which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this guidance eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this guidance are intellectual property and property, plant, and equipment. This guidance is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The amendments in this guidance should be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. Canon currently plans to adopt this guidance from the quarter beginning January 1, 2018, and is evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

In March 2017, the FASB issued an amendment which requires an entity to disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component, such as in other income (deductions). The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). This guidance is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The amendments in this guidance should be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon currently plans to adopt this guidance from the quarter beginning January 1, 2018, and is evaluating the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at March 31, 2017 and December 31, 2016 are as follows:

	Millions of yen
	March 31, 2017
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	270	-	8	262
Corporate bonds	43	181	3	221
Fund trusts	116	1	-	117
Equity securities	23,422	24,884	1,173	47,133

	23,851	25,066	1,184	47,733

	Millions of yen
	December 31, 2016
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	277	-	8	269
Corporate bonds	43	188	2	229
Fund trusts	85	1	-	86
Equity securities	19,026	23,439	21	42,444

	19,431	23,628	31	43,028

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets are as follows at March 31, 2017:

	Millions of yen
	Cost	Fair value
Due after five years	313	483

	313	483

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were ¥496 million and nil for the three months ended March 31, 2017 and 2016, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥5 million and ¥448 million for the three months ended March 31, 2017 and 2016, respectively.

At March 31, 2017, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥5,041 million and ¥3,206 million at March 31, 2017 and December 31, 2016, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥3,150 million and ¥7,800 million at March 31, 2017 and December 31, 2016, respectively. These investments were not evaluated for impairment at March 31, 2017 and December 31, 2016, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2017	December 31, 2016

Notes	25,088	28,811
Accounts	564,632	623,722
Less allowance for doubtful receivables	(11,100)	(11,075)

	578,620	641,458

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2017	December 31, 2016

Finished goods	380,623	373,337
Work in process	145,448	143,298
Raw materials	43,032	44,101

	569,103	560,736

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2017	December 31, 2016

Land	280,461	283,893
Buildings	1,652,172	1,656,087
Machinery and equipment	1,780,454	1,778,552
Construction in progress	50,700	54,786

	3,763,787	3,773,318
Less accumulated depreciation	(2,590,675)	(2,578,342)

	1,173,112	1,194,976

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Acquisition

On December 19, 2016, Canon acquired all the ordinary shares of TMSC for consideration of ¥665,498 million. Limited immaterial adjustments were recorded during the three months ended March 31, 2017. However, the purchase price allocation remains preliminary as of March 31, 2017, and the estimates and assumptions are subject to change as Canon obtains further information specifically supporting the fair values of intangible assets including customer relationships, for which certain underlying analyses were based on overall estimates rather than detail information for each of the individual operations.

The unaudited pro forma net sales for three months ended March 31, 2016 as if TMSC had been included in Canon’s consolidated statements of income from January 1, 2016 were ¥ 931,299 million. Pro forma net income was not disclosed because the impact on Canon’s consolidated statements of income was not material.

(7)	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at March 31, 2017 and December 31, 2016 were ¥28,212 million and ¥601 million, respectively.

On March 15, 2016, Canon entered into a provisional borrowing agreement with a bank which matures in 2017 for acquiring TMSC. On January 31, 2017, Canon refinanced this borrowing to ¥610,000 million unsecured revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥610,000 million at a floating interest of 0.04% as of March 31, 2017.

(8)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2017	December 31, 2016

Notes	47,545	38,073
Accounts	347,221	334,196

	394,766	372,269

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2017 and 2016 are as follows:

	Millions of yen
	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2016	2,783,129	211,493	2,994,622

Dividends to Canon Inc. shareholders	(81,905)	-	(81,905)
Dividends to noncontrolling interests	-	(2,697)	(2,697)
Equity transactions with noncontrolling interests and other	(2)	1	(1)

Comprehensive income:
Net income	55,089	2,612	57,701
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(42,753)	(1,341)	(44,094)
Net unrealized gains and losses on securities	479	(139)	340
Net gains and losses on derivative instruments	2,857	16	2,873
Pension liability adjustments	494	37	531

Total comprehensive income	16,166	1,185	17,351

Repurchases and reissuance of treasury stock	(4)	-	(4)

Balance at March 31, 2017	2,717,384	209,982	2,927,366

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity (continued)

	Millions of yen
	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2015	2,966,415	218,048	3,184,463

Dividends to Canon Inc. shareholders	(81,905)	-	(81,905)
Dividends to noncontrolling interests	-	(2,368)	(2,368)
Equity transactions with noncontrolling interests and other	274	(5,022)	(4,748)

Comprehensive income:
Net income	27,991	1,225	29,216
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(88,744)	(2,719)	(91,463)
Net unrealized gains and losses on securities	(4,631)	(211)	(4,842)
Net gains and losses on derivative instruments	1,519	(7)	1,512
Pension liability adjustments	1,912	900	2,812

Total comprehensive income (loss)	(61,953)	(812)	(62,765)

Repurchases and reissuance of treasury stock	(3)	-	(3)

Balance at March 31, 2016	2,822,828	209,846	3,032,674

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2017 and 2016 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2016	(13,960)	15,251	(2,742)	(198,430)	(199,881)
Equity transactions with noncontrolling interests and other	-	-	-	-	-
Other comprehensive income (loss) before reclassifications	(42,753)	677	548	(402)	(41,930)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(198)	2,309	896	3,007

Net change during the period	(42,753)	479	2,857	494	(38,923)

Balance at March 31, 2017	(56,713)	15,730	115	(197,936)	(238,804)

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2015	87,038	14,055	182	(131,017)	(29,742)
Equity transactions with noncontrolling interests and other	259	-	-	(1)	258
Other comprehensive income (loss) before reclassifications	(88,744)	(4,930)	1,521	1,847	(90,306)
Amounts reclassified from accumulated other comprehensive income (loss)	-	299	(2)	65	362

Net change during the period	(88,485)	(4,631)	1,519	1,911	(89,686)

Balance at March 31, 2016	(1,447)	9,424	1,701	(129,106)	(119,428)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2017 and 2016 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended March 31, 2017	Three months ended March 31, 2016	Affected line items in consolidated statements of income

Unrealized gains and losses on securities	(491)	448	Other, net
	152	(148)	Income taxes

	(339)	300	Consolidated net income
	141	(1)	Net income attributable to noncontrolling interests

	(198)	299	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	3,320	(75)	Other, net
	(994)	73	Income taxes

	2,326	(2)	Consolidated net income
	(17)	-	Net income attributable to noncontrolling interests

	2,309	(2)	Net income attributable to Canon Inc.

Pension liability adjustments	1,228	29	*2
	(304)	44	Income taxes

	924	73	Consolidated net income
	(28)	(8)	Net income attributable to noncontrolling interests

	896	65	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	3,007	362

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended March 31, 2017 and 2016 is as follows:

	Millions of yen
	Three months ended March 31, 2017	Three months ended March 31, 2016
Net income attributable to Canon Inc.	55,089	27,991

	Number of shares
	Three months ended March 31, 2017	Three months ended March 31, 2016
Average common shares outstanding	1,092,067,539	1,092,071,996
Effect of dilutive securities:
Stock options	-	-

Diluted common shares outstanding	1,092,067,539	1,092,071,996

	Yen
	Three months ended March 31, 2017	Three months ended March 31, 2016
Net income attributable to Canon Inc. shareholders per share:
Basic	50.44	25.63
Diluted	50.44	25.63

The computation of diluted net income attributable to Canon Inc. shareholders per share for the three months ended March 31, 2017 and 2016 excludes outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2017 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2017 and December 31, 2016 are set forth below:

	Millions of yen
	March 31, 2017	December 31, 2016
To sell foreign currencies	269,631	371,644
To buy foreign currencies	42,534	46,741

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2017 and December 31, 2016.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2017	December 31, 2016
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	471	19
Liabilities:
Foreign exchange contracts	Other current liabilities	273	1,913

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2017	December 31, 2016
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,740	567
Liabilities:
Foreign exchange contracts	Other current liabilities	1,008	7,479

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2017 and 2016.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2017	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	833	Other, net	(3,320)	Other, net	(118)

	Millions of yen
Three months ended March 31, 2016	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	2,275	Other, net	75	Other, net	(63)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2017	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	4,381

	Millions of yen
Three months ended March 31, 2016	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	5,434

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2017, commitments outstanding for the purchase of property, plant and equipment approximated ¥25,115 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥122,575 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,389 million and ¥13,128 million at March 31, 2017 and December 31, 2016, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥24,123 million (within one year) and ¥59,083 million (after one year), at March 31, 2017.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥7,819 million at March 31, 2017. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2017 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2017 and 2016 is summarized as follows:

Three months ended March 31, 2017

Millions of yen
Balance at December 31, 2016	13,168
Addition	6,014
Utilization	(5,052)
Other	(865)

Balance at March 31, 2017	13,265

Three months ended March 31, 2016

Millions of yen
Balance at December 31, 2015	14,014
Addition	6,505
Utilization	(5,891)
Other	(1,760)

Balance at March 31, 2016	12,868

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2017 and December 31, 2016 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note12, respectively.

	Millions of yen
	March 31, 2017		December 31, 2016
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(625,061)	(625,083)	(612,538)	(612,668)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 15.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2017 and December 31, 2016, one customer accounted for approximately 12% of consolidated trade receivables. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2017 and December 31, 2016.

	Millions of yen
	March 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	30,500	-	30,500
Available-for-sale (noncurrent):
Government bonds	262	-	-	262
Corporate bonds	-	221	-	221
Fund trusts	12	105	-	117
Equity securities	47,133	-	-	47,133
Derivatives	-	2,211	-	2,211

Total assets	47,407	33,037	-	80,444

Liabilities:
Derivatives	-	1,281	-	1,281

Total liabilities	-	1,281	-	1,281

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	30,500	-	30,500
Available-for-sale (noncurrent):
Government bonds	269	-	-	269
Corporate bonds	-	229	-	229
Fund trusts	12	74	-	86
Equity securities	42,444	-	-	42,444
Derivatives	-	586	-	586

Total assets	42,725	31,389	-	74,114

Liabilities:
Derivatives	-	9,392	-	9,392

Total liabilities	-	9,392	-	9,392

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2017 and 2016, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥1,211 million and a net gain of ¥3,058 million for the three months ended March 31, 2017 and 2016, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥11,705 million and ¥11,765 million for the three months ended March 31, 2017 and 2016, respectively.

Shipping and handling costs totaled ¥12,838 million and ¥11,217 million for the three months ended March 31, 2017 and 2016, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥30,500 million at March 31, 2017 and December 31, 2016, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥328,831 million and ¥279,687 million at March 31, 2017 and 2016, respectively. Finance receivables which are individually evaluated for impairment at March 31, 2017 and 2016 are not significant.

The activity in the allowance for credit losses is as follows:

Three months ended March 31, 2017

Millions of yen
Balance at December 31, 2016	2,325

Charge-offs	(355)

Provision	283

Other	59

Balance at March 31, 2017	2,312

Three months ended March 31, 2016

Millions of yen
Balance at December 31, 2015	2,878

Charge-offs	(272)

Provision	246

Other	(92)

Balance at March 31, 2016	2,760

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at March 31, 2017 and December 31, 2016 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/

Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras /

Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers /

Commercial photo printers / Image scanners / Multimedia projectors /

Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Digital radiography systems / Diagnostic x-ray systems /

Computed tomography / Magnetic resonance imaging /

Diagnostic ultrasound systems / Clinical chemistry analyzers /

Ophthalmic equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Micromotors / Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about operating results for each segment for the three months ended March 31, 2017 and 2016 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
			(Millions of yen)
2017:

Net sales:
External customers	457,137	241,900	273,724	–	972,761
Intersegment	608	159	20,491	(21,258)	–

Total	457,745	242,059	294,215	(21,258)	972,761
Operating cost and expenses	402,317	212,823	275,612	6,344	897,096

Operating profit	55,428	29,236	18,603	(27,602)	75,665

2016:

Net sales:
External customers	453,640	234,567	109,023	–	797,230
Intersegment	712	249	21,148	(22,109)	–

Total	454,352	234,816	130,171	(22,109)	797,230
Operating cost and expenses	409,648	215,198	130,793	1,504	757,143

Operating profit	44,704	19,618	(622)	(23,613)	40,087

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

Operating results pertaining to TMSC, a company acquired in December 2016, are included in “Industry and Others” for the first quarter of 2017. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations”.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information by major geographic area for the three months ended March 31, 2017 and 2016 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
			(Millions of yen)
2017:
Net sales:	230,567	255,873	241,572	244,749	972,761

2016:
Net sales:	168,541	224,248	219,885	184,556	797,230

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

None.